

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Daniel Dominguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

> **Re: Buenaventura Mining Company Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed May 13, 2022**
> **File No. 001-14370**

Dear Mr. Dominguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Information on the Company, page 26

1. We note that your Julcani and La Zanja resources and reserves were prepared under the JORC definitions and standards. However, estimates of resources and reserves disclosed in your filing must meet the definitions and standards in Subpart 1300 of Regulation S-K, pursuant to Instruction 3 to Item 4 of Form 20-F. Please revise your filing to provide adequate support for the associated estimates and disclosures that are consistent with these requirements, or remove the estimates if this is not feasible under the circumstances.

2. Please revise your filing as necessary to include the information prescribed by Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K. This guidance requires that you include maps to show the location of each property that are accurate to within one mile, using an easily recognizable coordinate system, and that you disclose the total cost or book value of each property and its associated plant and equipment.

3.   Please disclose the mineral price and the point of reference with your resource and reserve tables as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

Financial Statements
Note 7 - Trade and other receivables, net, page F-43

4.   We note your tabulations and disclosures on pages F-43 and F-44 indicating that you expect the taxing authorities to return $601 million to you, including recent payments that you made to settle disputes on income taxes for multiple years as far back as 1996, and that about 98% of this balance is attributed to the period 2007-2010.

   Please identify the specific accounting guidance that you have relied upon in recognizing your tax claim as a receivable as of December 31, 2021, rather than recognizing expenses or losses upon concluding that payments were required and would need to be made.

   Tell us the timeframe that you believe will be necessary to recover the amounts from the taxing authorities, describe the extent and nature of support for your view, and explain how your view reconciles with your experiences thus far, having made the payments and considering the extended period of time over which your view has not prevailed.

Exhibit Index
96.3 Technical Report Summary on Trapiche - SK 1300 Report, page 178

5.   We note disclosure on page 253 of the Trapiche Project Technical Report Summary indicating that ROM to Heap Leach materials have been included in the financial model and it appears that these materials represent about 6% of the projects total revenue.

   However, it appears that such materials are not included in your mineral reserve tabulation. Please tell us your basis for including these materials in the financial model and the values of the economic indicators excluding the ROM material.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements.  You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding comments on the mineral property information.  Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation